July 16, 2009

Mr. Criag D. Wilson

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:  MedLink International, Inc. request for an extension on comments for File No. 001-31771

Dear Mr. Wilson,

      We are in receipt of your comment letter dated July 6, 2009 regarding Form 10-KSB for the Fiscal year Ended Decmber 31, 2008 (File No. 001-31771).

      We are in the process of reviewing the letter with our accountants, auditors and legal counsel and plan to file a response to the comments by August 28th 2009.  I respectfully request the additional time in order for us to finish our 10Q filing which is due on the 14th of August, and then turn all of our attention to responding to the comments.

      Should you have any questions or concerns please do no hesitate to contact me directly at (631) 342-8800 ext 8802 or jrose@medlinkus.com.

Regards,

James Rose

Chief Financial Officer